787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 15, 2010

VIA EDGAR

Jim O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Focused Series, Inc. (Registration File Nos. 333-11283 and 811-07797) (the Registrant”)

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via facsimile transmission on February 26, 2010 regarding Post-Effective Amendment No. 61 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Amendment”), filed on December 22, 2009. For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. The Staff’s comments have been categorized as “Global Comments to the Summary Prospectus” and “Portfolio-Specific Comments,” and the comments have been grouped accordingly under each category.

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in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

April 15, 2010

Global Comments to the Summary Prospectus

Comment No 1:	Investment Objective. Please (A) revise each Portfolio’s investment objective as suggested by the Staff, and (B) delete or move the additional disclosure following each Portfolio’s investment objective.

Response:	The Registrant respectfully declines to make changes to the Portfolios’ investment objectives. The Registrant believes that each Portfolio’s investment objective is accurate and appropriate and notes that any such changes would potentially require the approval of the Board of Directors. The Registrant deleted the additional disclosure following each Portfolio’s investment objective that defines terms used in each Portfolio’s investment objective. The Registrant moved the disclosure stating each Portfolio’s investment objective may be changed without shareholder approval to the “More Information About the Portfolios” section of the Prospectus.

Comment No. 2:	Please revise the narrative disclosure prior to the Fee Table of each Portfolio to track exactly the disclosure required by Item 3 of Form N-1A.

Response:	The requested change has been made.

Comment No. 3:	Please revise the “Expense Reimbursement” line item of the Fee Table to read “Fee Waivers and/or Expense Reimbursements.”

Response:	The requested change has been made.

Comment No. 4:	Footnotes to the Fee Table. In general, delete all footnotes not permitted by Form N-1A. Specifically, (A) delete the footnote describing that a front-end sales charge on Class A shares decreases with the size of the purchase, (B) delete the footnote describing that purchases of Class A shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase, (C) delete the footnote describing what expenses would have been had expense reductions from the broker commission recapture program been taken into account, (D) move the footnote stating that Class I shares and Class Z shares, if applicable, are closed to new purchases to the narrative disclosure prior to the Fee Table of each Portfolio, (E) delete “recoupment” from the Fee Table, if no payments were recouped, (F) delete the footnote describing the effect of all voluntary fee waivers and/or expense reimbursements, and (G) indicate that the contractual fee waiver and/or expense reimbursement will continue through at least March 1, 2011.

Response:	The Registrant deleted the footnote describing that a front-end sales charge on Class A shares decreases with the size of the purchase. This disclosure is included elsewhere in the Prospectus. The Registrant moved the footnotes describing the effects of the broker commission recapture program and the voluntary waivers and/or expense reimbursements to the “Portfolio Management” section of the Prospectus. The Registrant moved the footnote stating that Class I shares and Class Z shares, if applicable, are closed to new purchases to the narrative disclosure prior to the Fee Table of each Portfolio. The Registrant deleted “recoupment” from any Portfolio’s fee table, if no payments were actually recouped.

Jim O’Connor, Esq.

April 15, 2010

The Registrant respectfully declines to delete the footnote describing that purchases of Class A shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase. The Registrant believes that such disclosure may be material to an investor’s investment decision and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their Fee Tables.[1]

The Registrant revised the footnote regarding the contractual fee waiver and/or expense reimbursement as follows:

This fee waiver and expense reimbursement will continue in effect indefinitely, unless terminated by the Board of Directors, including a majority of the Independent Directors.

With respect to the contractual fee waiver and/or expense reimbursement, pursuant to the Expense Limitation Agreement, SunAmerica is contractually obligated to waive its fees and/or reimburse expenses for certain classes of certain Portfolios. Pursuant to its terms, the Expense Limitation Agreement continues in effect indefinitely, unless terminated by the Board of Directors, including a majority of the Independent Directors. SunAmerica has no right or ability to terminate the Expense Limitation Agreement. The Registrant believes that the Portfolios’ presentation of applicable fee waivers and/or expense reimbursements is consistent with requirements of Form N-1A as the expectation is that the Expense Limitation Agreement will continue indefinitely. If the Board of Directors were to terminate the Expense Limitation Agreement with respect to any Portfolio prior to March 1, 2011, the Registrant would supplement such Portfolio’s Prospectus accordingly.

Comment No. 5:	Expense Example: The introduction to the Expense Example should track the language in Form N-1A. All footnotes to the Expense Example should be deleted. Please confirm that the effects of the voluntary fee waivers and/or expense reimbursements are not included in the Expense Example. Please discuss whether the three-, five- and ten-year examples include the effects of the contractual fee waivers and/or expense reimbursements.

[1]

See, e.g., DWS Advisor Funds, Registration Statement filed on Form N-1A with the SEC on January 29, 2010 (http://www.sec.gov/Archives/edgar/data/797657/000008805310000156/nb020110af.txt); Putnam Funds Trust, Registration Statement filed on Form N-1A with the SEC on December 30, 2009 (http://www.sec.gov/Archives/edgar/data/1005942/000092881609001358/a_pft485b.htm).

Jim O’Connor, Esq.

April 15, 2010

Response:	The requested changes have been made. The introduction to the Expense Example matches the language in Form N-1A and all footnotes to the Expense Example have been deleted.

The Expense Example does not include the effects of any applicable voluntary fee waivers and/or expense reimbursements; however, it does include the effects of any applicable contractual fee waiver and/or expense reimbursements in the three-, five- and ten-year examples. As discussed above, the Expense Limitation Agreement has an indefinite term, can only be terminated by the Board of Directors and there is no current expectation that the Expense Limitation Agreement will be terminated by the Board of Directors. As discussed in the adopting release, the SEC stated that “[t]his adjustment may be reflected only in the periods for which the expense reimbursement or fee waiver arrangement is expected to continue.”[2] As a result, the Registrant believes that it is appropriate to include the effect of the Expense Limitation Agreement in the presentation of each Portfolio’s Expense Example.

Comment No. 6:	Please revise the narrative disclosure prior to each Portfolio’s principal risks with the Staff’s suggested disclosure.

Response:	The Registrant respectfully declines to make the suggested changes to the disclosure. The Registrant believes that the narrative disclosure prior to each Portfolio’s principal risks is appropriate.

Comment No. 7:	Please delete the bullet point presentation of each Portfolio’s principal risk in the summary section and include a summary of the principal risks.

Response:	The requested change has been made.

Comment No. 8:	Please revise the description of “non-diversification” risk as suggested by the Staff.

Response:	The requested change has partially been made. The description of “non-diversification” risk has been revised as follows:

Non-Diversification. The Portfolio is non-diversified, which means it can invest a larger portion of its assets in the stock of a single company than can some other mutual funds. By investing in a smaller number of stocks, a Portfolio’s risk is increased because the effect of each stock on the Portfolio’s performance is greater.

[2]	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (January 13, 2009).

Jim O’Connor, Esq.

April 15, 2010

Comment No. 9:	Please consider adding frequent/acting trading as a principal risk for each Portfolio that engages in active trading as part of its principal investment strategy and technique.

Response:	The requested change has been made. The Registrant has added active trading as a principal risk of each applicable Portfolio. Specifically, the following disclosure has been added:

Active Trading. As part of the Portfolio’s principal investment technique, the Portfolio may engage in active trading of its portfolio securities. Because the Portfolio may sell a security without regard to how long it has held the security, active trading may have tax consequences for certain shareholders, involving a possible increase in short-term capital gains or losses. Active trading may result in high portfolio turnover and correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Portfolio and will affect the Portfolio’s performance. During periods of increased market volatility, active trading may be more pronounced.

Comment No. 10:	Please delete the sentence immediately following presentation of the principal risks in the summary section of each Portfolio.

Response:	The requested disclosure has been deleted.

Comment No 11:	Performance Information: Please revise the narrative disclosure prior to the Bar Chart and Performance Table with the suggested language and add disclosure stating that each Portfolio’s benchmarks are a broad measure of market performance. Please include the year-to-date return as of the end of the most recent quarter in a footnote to each Portfolio’s Bar Chart. In the Performance Table please delete “Return Before Taxes” in the presentation of performance. Please delete footnote 1 to the Performance Table if such disclosure is only a hypothetical statement. Please delete footnote 2 to the Performance Table describing each Portfolio’s benchmarks.

Response:	The Registrant has made certain changes to the narrative disclosure prior to the Bar Chart and Performance Table and has indicated that each Portfolio’s benchmarks are a broad measure of market performance. The Registrant has not added a footnote to the Bar Chart disclosing the year-to-date performance as of the end of the most quarter because the Registrant believes such disclosure would be redundant for the Portfolios. The Registrant respectfully submits that the most recent quarter for the Portfolios is December 31, 2009 and the year-to-date performance as of

Jim O’Connor, Esq.

April 15, 2010

December 31, 2009 is included in the Bar Chart. The Registrant has not deleted footnote 1 if the footnote is an explanation of the actual performance information for a Portfolio, but has deleted the footnote for any Portfolios for which it is a hypothetical statement. The Registrant deleted the descriptions of each Portfolio’s benchmarks from the footnotes to the Performance Table and moved the disclosure to the “Glossary” section of the Prospectus.

Comment No. 12:	Please delete the statement regarding past performance from the after-tax narrative disclosure following the Performance Table.

Response:	The requested disclosure has been deleted.

Comment No. 13:	Under “Investment Adviser” of each Portfolio’s summary section, please delete the defined terms and revise the disclosure as suggested by the Staff.

Response:	The requested changes have not been made. The Registrant believes that is has appropriately defined necessary terms.

Comment No. 14	Important Additional Information. In the chart describing purchase and sale information, please delete disclosure regarding investor eligibility to purchase shares of each class. Please delete the second sentence of the narrative disclosure following the chart describing purchase and sale information. Please revise the disclosure under “Tax Information” as suggested by the Staff. Please delete the last sentence of the narrative disclosure under “Payments to Broker/Dealers and Other Financial Intermediaries.”

Response:	The requested deletions have been made. The Registrant revised the disclosure under “Tax Information” as follows:

Each Portfolio’s dividends and distributions are subject to federal income taxes and will be taxed as ordinary income or capital gains, unless you are a tax-exempt investor or are investing through a retirement plan, in which case you may be subject to federal income tax upon withdrawal from such tax deferred arrangements.

Jim O’Connor, Esq.

April 15, 2010

Portfolio-Specific Comments: Focused Large-Cap Growth Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please revise the first paragraph as suggested by the Staff.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Comment No. 2:	In the first sentence of the second paragraph of the Portfolio’s principal investment strategies and techniques, please clarify what types of equity securities the Portfolio trades.

Response:	The Registrant has not added disclosure; however, the Registrant respectfully notes that equity securities are defined the “Glossary” as:

Equity securities include common and preferred stocks, convertible securities, warrants and rights.

Comment No. 3:	Rather than including a cross reference to the definition of “large-cap companies,” please include the definition under “Principal Investment Strategies and Techniques of the Portfolio.”

Response:	The Registrant has added the following disclosure to the “Principal Investment Strategies and Techniques of the Portfolio” section:

Large-cap companies will generally include companies whose market capitalizations are equal to or greater than the smallest company in the Russell 1000 Index during the most recent 12-month period. As of the most recent annual reconstitution on June 30, 2009, the market capitalization range of companies in the Russell 1000 Index was approximately $341.14 billion to $0.62 billion, which range will vary daily.

Comment No. 4:	Please move the fourth paragraph under “Principal Investment Strategies and Techniques of the Portfolio” to the “More Information About the Portfolios” section.

Response:	The Registrant respectfully declines to move this disclosure.

Portfolio-Specific Comments: Focused Growth Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please revise the first paragraph as suggested by the Staff.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Jim O’Connor, Esq.

April 15, 2010

Comment No. 2:	In the first sentence of the second paragraph of the Portfolio’s principal investment strategies and techniques, please clarify what types of equity securities the Portfolio trades.

Response:	The Registrant has not added disclosure; however, the Registrant respectfully that notes equity securities are defined the “Glossary” as:

Equity securities include common and preferred stocks, convertible securities, warrants and rights.

Comment No. 3:	Please disclose how much notice will be provided to shareholders if the principal investment strategy and principal investment technique of the Portfolio are changed. In addition, please move the disclosure to the “More Information About the Portfolios” section.

Response:	The Registrant respectfully declines to add disclosure stating how much notice will be provided to shareholders if the principal investment strategy and principal investment technique of the Portfolio are changed. While the Registrant anticipates providing notice to investors of any change in a Portfolio’s principal investment strategy and principal investment technique within a reasonable time, the Registrant does not believe such disclosure is required by Form N-1A or any applicable rules under the 1940 Act in the context of the Portfolio. In addition, the Registrant respectfully declines to move this disclosure.

Portfolio-Specific Comments: Focused Small-Cap Growth Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please revise the first paragraph as suggested by the Staff.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Comment No. 2:	In the second sentence of the second paragraph under “Principal Investment Strategies and Techniques of the Portfolio,” please include disclosure clarifying the Portfolio’s Benchmark Index.

Response:	The requested change has been made. That sentence has been revised as follows:

Under normal market conditions, at least 80% of the Portfolio’s net assets, plus any borrowing for investment purposes, will be invested in small-cap companies with characteristics similar to those contained in the Russell 2000 Growth Index, the Portfolio’s Benchmark Index.

Jim O’Connor, Esq.

April 15, 2010

Comment No. 3:	Rather than including a cross reference to the definition of “small-cap companies,” please include the definition under “Principal Investment Strategies and Techniques of the Portfolio.”

Response:	The Registrant has added the following disclosure to the “Principal Investment Strategies and Techniques of the Portfolio” section:

Small-cap companies will generally include companies whose market capitalizations are equal to or less than the largest company in the Russell 2000 Index during the most recent 12-month period. As of the most recent annual reconstitution on June 30, 2009, the market capitalization range of companies in the Russell 2000 Index was $2.28 million to $0.04 billion, which range will vary daily.

Comment No. 4:	Please move the fourth paragraph under “Principal Investment Strategies and Techniques of the Portfolio” to the “More Information About the Portfolios” section.

Response:	The Registrant respectfully declines to move this disclosure.

Portfolio-Specific Comments: Focused Value Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please revise the first paragraph as suggested by the Staff.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Portfolio-Specific Comments: Focused Small-Cap Value Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please revise the first paragraph as suggested by the Staff.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Comment No. 2:	In the second sentence of the second paragraph under “Principal Investment Strategies and Techniques of the Portfolio,” please include disclosure clarifying the Portfolio’s Benchmark Index.

Jim O’Connor, Esq.

April 15, 2010

Response:	The requested change has been made. That sentence has been revised as follows:

Under normal market conditions, at least 80% of the Portfolio’s net assets, plus any borrowing for investment purposes, will be invested in small-cap companies with characteristics similar to those contained in the Russell 2000 Value Index, the Portfolio’s Benchmark index.

Comment No. 3:	Rather than including a cross reference to the definition of “small-cap companies,” please include the definition under “Principal Investment Strategies and Techniques of the Portfolio.”

Response:	The Registrant has added the following disclosure to the “Principal Investment Strategies and Techniques of the Portfolio” section:

Small-cap companies will generally include companies whose market capitalizations are equal to or less than the largest company in the Russell 2000 Index during the most recent 12-month period. As of the most recent annual reconstitution on June 30, 2009, the market capitalization range of companies in the Russell 2000 Index was $2.28 million to $0.04 billion, which range will vary daily.

Portfolio-Specific Comments: Focused Dividend Strategy Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please revise the first paragraph as suggested by the Staff.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Comment No. 2:	In the second sentence of the second paragraph of the Portfolio’s principal investment strategies and techniques, please clarify what types of equity securities the Portfolio invests.

Response:	The Registrant has not added disclosure; however, the Registrant respectfully notes that equity securities are defined the “Glossary” as:

Equity securities include common and preferred stocks, convertible securities, warrants and rights.

Comment No. 3:	Please move the sixth paragraph under “Principal Investment Strategies and Techniques of the Portfolio” to the “More Information About the Portfolios” section.
Response:	The Registrant respectfully declines to move this disclosure.

Jim O’Connor, Esq.

April 15, 2010

Portfolio-Specific Comments: Focused Growth and Income Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please revise the first paragraph as suggested by the Staff.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Comment No. 2:	Rather than including a cross reference to the definition of “small-cap companies,” please include the definition under “Principal Investment Strategies and Techniques of the Portfolio.”

Response:	The Registrant has added the following disclosure to the “Principal Investment Strategies and Techniques of the Portfolio” section:

Large-cap companies will generally include companies whose market capitalizations are equal to or greater than the smallest company in the Russell 1000 Index during the most recent 12-month period. As of the most recent annual reconstitution on June 30, 2009, the market capitalization range of companies in the Russell 1000 Index was approximately $341.14 billion to $0.62 billion, which range will vary daily.

Comment No. 3:	Please explain how the Focused Growth and Income Portfolio can use both the growth and value strategies at the same time, and how it allocates between the two styles.

Response:	The Fund employs both growth and value strategies in the Focused Growth and Income Portfolio by allocating assets to each strategy depending on market conditions. For example, in periods where the value strategy appears particularly attractive, increased weighting may be made to the value strategy in an effort to enhance shareholder returns.

Portfolio-Specific Comments: Focused Technology Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please revise the first paragraph as suggested by the Staff.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Jim O’Connor, Esq.

April 15, 2010

Portfolio-Specific Comments: Focused StarALPHA Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please revise the first paragraph as suggested by the Staff.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Comment No. 2:	In the first sentence of the second paragraph of the Portfolio’s principal investment strategies and techniques, please clarify what types of equity securities the Portfolio invests.

Response:	The Registrant has not added disclosure; however, the Registrant respectfully notes that equity securities are defined the “Glossary” as:

Equity securities include common and preferred stocks, convertible securities, warrants and rights.

Portfolio-Specific Comments: Focused Balanced Strategy Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please delete the second sentence of the first paragraph.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the disclosure is appropriate.

Comment No. 2:	Under “Principal Investment Strategies and Techniques of the Portfolio,” please state that the Portfolio will maintain at least 25% of its assets in fixed income securities and at least 25% of its assets in equity securities.

Response:	The Registrant has not added disclosure; however, the Registrant notes that the chart included in the “Principal Investment Strategies and Techniques of the Portfolio” makes such disclosure.

Comment No. 3:	Please delete the fifth and seventh paragraphs under “Principal Investment Strategies and Techniques of the Portfolio.”

Response:	The Registrant respectfully declines to make these changes. The Registrant believes that it is important to clarify which Underlying Fund(s) may fall within the targeted allocation in “Alternative Strategies” that is described in the chart that precedes the fifth paragraph. The Registrant further believes that the statement regarding where shareholders can find more information about the current allocations in the Underlying Funds is relevant information to include in the summary section of the Prospectus.

Jim O’Connor, Esq.

April 15, 2010

Comment No. 4:	Please disclose how much notice will be provided to shareholders if the principal investment strategy and principal investment technique of the Portfolio are changed. In addition, please move the disclosure to the “More Information About the Portfolios” section.

Response:	The Registrant respectfully declines to add disclosure stating how much notice will be provided to shareholders if the principal investment strategy and principal investment technique of the Portfolio are changed. While the Registrant anticipates providing notice to investors of any change in a Portfolio’s principal investment strategy and principal investment technique within a reasonable time, the Registrant does not believe such disclosure is required by Form N-1A or any applicable rules under the 1940 Act in the context of the Portfolio. In addition, the Registrant respectfully declines to move this disclosure.

Comment No. 5:	Please include “market volatility” as a principal risk of the Portfolio.

Response:	The requested change has been made. The risk disclosure has been revised as follows:

Risks of Market Volatility and Securities Selection. The Portfolio is subject to the risks to which the Underlying Funds that invest in equity securities are exposed. Therefore, as with an investment in any equity fund, the value of your investment in the Portfolio may fluctuate in response to stock market movements. This type of fluctuation is expected to increase as the Portfolio’s allocation to Underlying Funds that invest in equity securities increases. You should be aware that the performance of different types of equity stocks may decline under varying market conditions (e.g., “value” stocks may perform well under circumstances in which “growth” stocks in general have fallen). In addition, individual stocks selected for any of the funds within SunAmerica Focused Series, Inc. (“Underlying Focused Funds”) may under perform the market generally.

Portfolio-Specific Comments: Focused Equity Strategy Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please delete the second sentence of the first paragraph.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the disclosure is appropriate.

Comment No. 2:	Please delete the fourth and sixth paragraphs under “Principal Investment Strategies and Techniques of the Portfolio.”

Jim O’Connor, Esq.

April 15, 2010

Response:	The Registrant respectfully declines to make these changes. The Registrant believes that it is important to clarify which Underlying Fund(s) may fall within the targeted allocation in “Alternative Strategies” that is described in the chart that precedes the fifth paragraph. The Registrant further believes that the statement regarding where shareholders can find more information about the current allocations in the Underlying Funds is relevant information to include in the summary section of the Prospectus.

Comment No. 3:	Please disclose how much notice will be provided to shareholders if the principal investment strategy and principal investment technique of the Portfolio are changed. In addition, please move the disclosure to the “More Information About the Portfolios” section.

Response:	The Registrant respectfully declines to add disclosure stating how much notice will be provided to shareholders if the principal investment strategy and principal investment technique of the Portfolio are changed. While the Registrant anticipates providing notice to investors of any change in a Portfolio’s principal investment strategy and principal investment technique within a reasonable time, the Registrant does not believe such disclosure is required by Form N-1A or any applicable rules under the 1940 Act in the context of the Portfolio. In addition, the Registrant respectfully declines to move this disclosure.

Comment No. 4:	Please include “market volatility” as a principal risk of the Portfolio.

Response:	The requested change has been made. The risk disclosure has been revised as follows:

Risks of Market Volatility and Securities Selection. The Portfolio is subject to the risks to which the Underlying Funds that invest in equity securities are exposed. Therefore, as with an investment in any equity fund, the value of your investment in the Portfolio may fluctuate in response to stock market movements. This type of fluctuation is expected to increase as the Portfolio’s allocation to Underlying Funds that invest in equity securities increases. You should be aware that the performance of different types of equity stocks may decline under varying market conditions (e.g., “value” stocks may perform well under circumstances in which “growth” stocks in general have fallen). In addition, individual stocks selected for any of the funds within SunAmerica Focused Series, Inc. (“Underlying Focused Funds”) may under perform the market generally.

Jim O’Connor, Esq.

April 15, 2010

Portfolio-Specific Comments: Focused Fixed and Equity Income Strategy Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please delete the second sentence of the first paragraph.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the disclosure is appropriate.

Comment No. 2:	Please delete the fourth and sixth paragraphs under “Principal Investment Strategies and Techniques of the Portfolio.”

Response:	The Registrant respectfully declines to make these changes. The Registrant believes that it is important to clarify which Underlying Fund(s) may fall within the targeted allocation in “Alternative Strategies” that is described in the chart that precedes the fifth paragraph. The Registrant further believes that the statement regarding where shareholders can find more information about the current allocations in the Underlying Funds is relevant information to include in the summary section of the Prospectus.

Comment No. 3:	Please include “market volatility” as a principal risk of the Portfolio.

Response:	The requested change has been made. The risk disclosure has been revised as follows:

Risks of Market Volatility and Securities Selection. The Portfolio is subject to the risks to which the Underlying Funds that invest in equity securities are exposed. Therefore, as with an investment in any equity fund, the value of your investment in the Portfolio may fluctuate in response to stock market movements. This type of fluctuation is expected to increase as the Portfolio’s allocation to Underlying Funds that invest in equity securities increases. You should be aware that the performance of different types of equity stocks may decline under varying market conditions (e.g., “value” stocks may perform well under circumstances in which “growth” stocks in general have fallen). In addition, individual stocks selected for any of the funds within SunAmerica Focused Series, Inc. (“Underlying Focused Funds”) may under perform the market generally.

Portfolio-Specific Comments: Focused Fixed Income Strategy Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please delete the second sentence of the first paragraph.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the disclosure is appropriate.

Comment No. 2:	Please delete the fourth and sixth paragraphs under “Principal Investment Strategies and Techniques of the Portfolio.”

Jim O’Connor, Esq.

April 15, 2010

Response:	The Registrant respectfully declines to make these changes. The Registrant believes that it is important to clarify which Underlying Fund(s) may fall within the targeted allocation in “Alternative Strategies” that is described in the chart that precedes the fifth paragraph. The Registrant further believes that the statement regarding where shareholders can find more information about the current allocations in the Underlying Funds is relevant information to include in the summary section of the Prospectus.

Comment No. 3:	Please include “market volatility” as a principal risk of the Portfolio.

Response:	The requested change has been made. The risk disclosure has been revised as follows:

Risks of Market Volatility and Securities Selection. The Portfolio is subject to the risks to which the Underlying Funds that invest in equity securities are exposed. Therefore, as with an investment in any equity fund, the value of your investment in the Portfolio may fluctuate in response to stock market movements. This type of fluctuation is expected to increase as the Portfolio’s allocation to Underlying Funds that invest in equity securities increases. You should be aware that the performance of different types of equity stocks may decline under varying market conditions (e.g., “value” stocks may perform well under circumstances in which “growth” stocks in general have fallen). In addition, individual stocks selected for any of the funds within SunAmerica Focused Series, Inc. (“Underlying Focused Funds”) may under perform the market generally.

Portfolio-Specific Comments: Focused Multi-Asset Strategy Portfolio

Comment No. 1:	In the Portfolio’s principal investment strategy, please delete the second sentence of the first paragraph.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the disclosure is appropriate.

Comment No. 2:	Please delete the fourth and sixth paragraphs under “Principal Investment Strategies and Techniques of the Portfolio.”

Response:	The Registrant respectfully declines to make these changes. The Registrant believes that it is important to clarify which Underlying Fund(s) may fall within the targeted allocation in “Alternative Strategies” that is described in the chart that precedes the fifth paragraph. The Registrant further believes that the statement regarding where shareholders can find more information about the current allocations in the Underlying Funds is relevant information to include in the summary section of the Prospectus.

Jim O’Connor, Esq.

April 15, 2010

Comment No. 3:	Please include “market volatility” as a principal risk of the Portfolio.

Response:	The requested change has been made. The risk disclosure has been revised as follows:

Risks of Market Volatility and Securities Selection. The Portfolio is subject to the risks to which the Underlying Funds that invest in equity securities are exposed. Therefore, as with an investment in any equity fund, the value of your investment in the Portfolio may fluctuate in response to stock market movements. This type of fluctuation is expected to increase as the Portfolio’s allocation to Underlying Funds that invest in equity securities increases. You should be aware that the performance of different types of equity stocks may decline under varying market conditions (e.g., “value” stocks may perform well under circumstances in which “growth” stocks in general have fallen). In addition, individual stocks selected for any of the funds within SunAmerica Focused Series, Inc. (“Underlying Focused Funds”) may under perform the market generally.

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Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Registrant’s Registration Statement.

Respectfully submitted,

/s/ Jack D. Cohen
Jack D. Cohen

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.